 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1. Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 17, 2024
2. Bylaws of Ultrapar

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A., held on April 17, 2024)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 17, 2024

Date, Time, and Location:

April 17, 2024 at 2:00 p.m., exclusively by digital means, under the terms of article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81, of March 30, 2022 (“RCVM 81”). Under the terms of article 5, paragraph 3 of the RCVM 81, this Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Meeting” and “Company”, respectively) was considered as held at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, No. 1,343, 9th floor, in the City and State of São Paulo, zip code 01317-910.

Attendance:

At the Annual General Shareholders’ Meeting, shareholders representing 80.0% of the capital stock of the Company, and at the Extraordinary General Shareholders’ Meeting, shareholders representing 80.1% of the capital stock of the Company, as per electronic system log of virtual attendance made available by the Company, under the terms of article 47, item III of the RCVM 81, or by exercising your right to participate remotely, pursuant to article 121, sole paragraph of the Brazilian Corporate Law 6,404/76 and the RCVM 81.

Were  also present: (i) the Chairman of the Board of Directors of the Company, Mr. Jorge Marques de Toledo Camargo; (ii) the Vice-Chairman of the Board of Directors and Chief Executive Officer of the Company, Mr. Marcos Marinho Lutz; (iii) the Chief Financial and Investor Relations Officer of the Company, Mr. Rodrigo de Almeida Pizzinatto; (iv) the Risks and Audit Committee coordinator, Mr. José Mauricio Pereira Coelho; (v) the Company’s Fiscal Council member, Mr. Flavio Cesar Maia Luz; and (vi) Mr. Guilherme Jorge Dagli Júnior, enrolled in CRC under nº 1 SP 223225/O-0, representing Deloitte Touche Tohmatsu Auditores Independentes Ltda., independent auditors of the Company.

1

Publications:

Call notice: published in the newspaper Valor Econômico, in print and online versions, on March 18, 19 and 20, 2024, in compliance with the provisions of article 124 and article 289 of the Brazilian Corporate Law 6,404/76, as amended.

Notice to shareholders: dismissed considering the publication of documents referred on article 133 of the Brazilian Corporate Law 6,404/76, in the Valor Econômico newspapers on March 1st, 2024 under the special chapter pages A7, A8, A9 and A10, in compliance with the provisions of article 124 and article 289 of the Brazilian Corporate Law 6,404/76, as amended.

Chairman and Secretary of the Meeting:

Chairman – Luiz Antonio de Sampaio Campos.

Secretary – Marina Guimarães Moreira Mascarenhas.

Agenda:

As per published in the call notice.

Discussed and approved matters:

1. After the reading of the summary voting map with the votes casted through remote voting ballot, considering the most recent share position in the Company’s book, which was displayed to the shareholders, under the terms of paragraph 4 of article 48 of the RCVM 81, it was dismissed, by unanimous vote of the shareholders present, the reading of documents related to the agenda of this Shareholders’ Meeting, considering they are fully known by the shareholders. Forthwith, also by unanimous vote of the shareholders present, it was approved the issuance of this minutes as a summary, as per article 130, paragraph 1 of the Brazilian Corporate Law 6,404/76, and their publication was authorized with the omission of the shareholders' signatures, in the form of paragraph 2 of the same article, with the declarations of vote received by the Chairman of the meeting being duly filed at the Company's headquarters.

At the Annual General Shareholders’ Meeting:

2. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, without those which were legally hindered, the management report and annual accounts of the Company, and financial statements and its notes duly accompanied with independent auditor report and Fiscal Council opinion related to the fiscal year ended on December 31, 2023.

3. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the net income allocation for the fiscal year ended on December 31, 2023, in the amount of R$ 2,439,795,616.31 (two billion, four hundred and thirty-nine million, seven hundred and ninety-five thousand, six hundred and sixteen Reais and thirty-one cents of Real), as described below:

a)R$ 121,989,780.82 (one hundred and twenty-one million, nine hundred and eighty-nine thousand, seven hundred and eighty Reais and eighty-two cents of Real) will be allocated to the legal reserve;

b)R$ 1,604,323,449.59 (one billion, six hundred and four million, three hundred and twenty-three thousand, four hundred and forty-nine Reais and fifty-nine cents of Real) will be allocated to the statutory reserve for investments; and

c)R$ 713,482,385.90 (seven hundred and thirteen million, four hundred and eighty-two thousand, three hundred and eighty-five Reais and ninety cents of Real) for the payment of dividends to shareholders, of which (i) R$ 273,797,993.50 (two hundred and seventy-three million, seven hundred and ninety-seven thousand, nine hundred and ninety-three Reais and fifty cents of Real) were paid as interim dividends as approved by the Board of Directors on August 9, 2023, in the proportion of R$ 0.25 (twenty-five cents of Real) per share; and (ii) R$ 439,684,392.40 (four hundred and thirty-nine million, six hundred and eighty-four thousand, three hundred and ninety-two Reais and forty cents of Real) were paid as interim dividends as approved by the Board of Directors on February 28, 2024, in the proportion of R$ 0.40 (forty cents of Real) per share.

2

4. Approved, by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the global maximum limit for the compensation of the Management of the Company for the period between May 2024 and April 2025 at R$ 105,000,000.00 (one hundred and five million Reais), under the terms of the Management Proposal, disclosed to the market and filed at the Company’s headquarters.

5. Upon the request for the installation of the Fiscal Council made by a shareholder which holds more than 2% of the Company’s shares with voting right, under the terms of article 161 of the Brazilian Corporate Law 6,404/76 and the CVM Resolution 70/22, the election of the following effective and alternate members of the Fiscal Council, with a term of office until the General Shareholders’ Meeting of 2025, was approved by majority vote, according to the voting map attached as Exhibit I of the minutes, which will assess the documents referred to in article 133, of the Brazilian Corporate Law 6,404/76, referring to the current fiscal year:

  FLAVIO CESAR MAIA LUZ (effective member), Brazilian, married, engineer, enrolled on CPF/MF (Taxpayers’ Identification) under No. 636.622.138-34, resident and domiciled at Alameda Canadá, No. 162, Alphaville 2, in the City of Barueri, State of São Paulo;
  MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, enrolled on CPF/MF (Taxpayers’ Identification) under No. 006.211.088-80, resident and domiciled at Alameda Canadá, No. 43, in the City of Vinhedo, State of São Paulo;
  ÉLCIO ARSENIO MATTIOLI (effective member), Brazilian, married, accountant, enrolled on CPF/MF (Taxpayers’ Identification) under No. 094.477.978-65, resident and domiciled at Alameda Festiva, No. 79, Residencial Una, in the City of Itu, State of São Paulo;
  PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, enrolled on CPF/MF (Taxpayers’ Identification) under No. 005.474.508-00, resident and domiciled at Marechal Hastimphilo de Moura Street, No. 338-C, ap. 23-B, in the City and State of São Paulo;
  MARCELO GONÇALVES FARINHA (effective member), Brazilian, married, insurance professional, enrolled on CPF/MF (Taxpayers’ Identification) under No. 063.750.328-73, resident and domiciled at SHIN QL 10 – Conjunto 02, No. 13, in the City of Brasília, Federal District; and
  LUIZ CLAUDIO MORAES (alternate member), Brazilian, married, economist, enrolled on CPF/MF (Taxpayers’ Identification) under No. 024.878.528-10, resident and domiciled at SMPW 26, Conjunto 06, Lote 10, Casa C 3, Núcleo Bandeirantes, in the City of Brasília, Federal District.

6. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the compensation for the members of the Fiscal Council herein elected, provided that the member elected as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 30,000.00 (thirty thousand Reais) and the other effective members will be entitled to receive a monthly compensation in the amount of R$ 21,600.00 (twenty-one thousand and six hundred Reais).

3

 At the Extraordinary Shareholder’s Meeting:

7. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the amendments to the Company's Bylaws, as detailed in the Management Proposal, disclosed to the market on March 15, 2024, relating to: (a) inclusion of activity in the Company’s corporate purpose; (b) changes of competencies of the Board of Directors; (c) exclusion of possibilities to replace members of the statutory advisory committees; (d) change of nomenclature and competencies of the Board of Directors’ advisory committees; and (e) simplification of the wording of statutory provisions, as well as clarity and numbering adjustments. Said amendments were included in the consolidated version of the Bylaws contained in Exhibit II to these minutes.

8. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the ratification of the change in the number of common shares into which the Company's capital stock is divided, within the authorized limit provided for in article 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company upon the merger of all shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Company's Extraordinary General Shareholders’ Meeting held on January 31, 2014, with the consequent ratification of the modification of the Company's capital stock, which went from 1,115,204,291 (one billion, one hundred and fifteen million, two hundred and four thousand, two hundred and ninety-one) to 1,115,404,268 (one billion, one hundred and fifteen million, four hundred and four thousand, two hundred and sixty-eight) common shares, all registered and with no par value, and its reflection in the article 5 of the Company's Bylaws.

9. Approved by the majority of votes, without amendments or caveats, according to the voting map attached as Exhibit I of the minutes, the consolidation of the Bylaws, pursuant to Annex II, reflecting the resolutions approved herein.

General notes and closing:

  The Chairman of the Board registered that (i) the items of the Meeting were recorded, and such recordings will be filled in the Company’s headquarters, under the terms of article 30, sole paragraph, of the RCVM 81; (ii) voting instructions were received, including the voting instruction of The Bank of New York Mellon, as depositary of American Depositary Receipts guaranteed in shares, with the respective vote cast, which are filed in the Company’s headquarters, and will be attached to the present minutes; and (iii) after the Chairman’s request at the beginning of this Shareholders’ Meeting, none of the members wanted to change their vote instructions sent in the remote voting ballot.
  In compliance with article 22, paragraph 5 and article 33, paragraph 4 of the RCVM 80, the total votes of approval, rejection, and abstention computed in each item of the Agenda are included in Exhibit I, which, for all effects, must be considered as integral part of the present minutes.
  The members of the Fiscal Council herein elected, shall take office in this date upon the signature of the respective deeds of investiture filed at the Company’s headquarters, previously consulted and have declared that: (i) they are not impeded by special law, or convicted of a bankruptcy crime, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that prohibits, even temporarily, access to public offices, as provided for in paragraph 1 of article 147 of the Brazilian Corporate Law 6,404/76; (ii) they are not sentenced to suspension or temporary disqualification imposed by the Securities and Exchange Commission, which makes them ineligible for management positions in publicly-held companies, as established in paragraph 2 of article 147 of the Brazilian Corporate Law 6,404/76; (iii) they meet the requirement of unblemished reputation established by paragraph 3 of article 147 of the Brazilian Corporate Law 6,404/76; (iv) they do not hold positions in companies that should be considered competitors of the Company; and (v) they do not have any conflict of interest with the Company, according to article 147 of Brazilian Corporate Law 6,404/76 and the CVM Resolution 80/22, which is also filed in the Company’s headquarters. The new members declare to be fully aware of the corporate policies of the Company, including, the Material Notice Disclosure Policy and Securities Trading Policy.
4

As there were no further matters to be discussed, the Meeting was concluded and the minutes were prepared and duly signed by the Chairman and the Secretary, and considered to have been signed by the participants, both through the digital platform and by sending remote voting ballot, pursuant to article 21-V, paragraph 1 and paragraph 2 of the RCVM 81.

CHAIRMAN AND SECRETARY OF THE MEETING PRESENT BY DIGITAL MEANS, UNDER ARTICLE 28, PARAGRAPH 5 OF THE RCVM 81:

Chairman:  Luiz Antonio de Sampaio Campos

Secretary: Marina Guimarães Moreira Mascarenhas

SHAREHOLDERS PRESENT VIA DIGITAL PARTICIPATION, PURSUANT TO ARTICLE 47, PARAGRAPH 1 OF THE RCVM 81:

ULTRA SA PARTICIPACOES

PARTH DO BRASIL PARTICIPACOES

CHRISTY PARTICIPACOES LTDA

BETTINA IGEL HOFFENBERG

JENNINGS LUIS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

MARCOS MARINHO LUTZ

RODRIGO DE ALMEIDA PIZZINATTO

ANDRE SALEME HACHEM

ANA CAROLINA DE OLIVEIRA MOREIRA

AXA OR ET MATIERES PREMIERES

BEST INVESTMENT CORPORATION

STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN

MG FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND

AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF

IT NOW IBOVESPA FUNDO DE INDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE INDICE

ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES - FUNDO DE INVESTIMENTO

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX - FUNDO DE INVESTIMENTO

ITAU ACOES DIVIDENDOS FI

ITAU EXCELENCIA SOCIAL ACOES FI

ITAU HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO

ITAU IBRX ATIVO MASTER FIA

ITAU INDEX ACOES IBOVESPA - FUNDO DE INVESTIMENTO

ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FI

ITAU MASTER GLOBAL DINAMICO ULTRA MULTIMERCADO FI

ITAU PREVIDENCIA IBRX FIA

NUSHARES ESG EMERGING MARKETS EQUITY ETF

STICHTING JURIDISCH EIGENDOM FGR VGZ

AMUNDI INDEX SOLUTIONS

STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF

THE BANK OF NEW YORK ADR DEPARTMENT

CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL

PLANO DE BENEFICIOS 1

PLANO DE BENEFICIOS 2

BB BR 861 FUNDO DE INVESTIMENTO RENDA FIXA

5

SHAREHOLDERS WHO VOTE THROUGH THE REMOTE VOTING BALLOT PURSUANT TO ARTICLE 31 OF THE RCVM 81:

BB TOP MULTI MODERADO LP FDO DE INVEST MULT

BB TOP ACOES INDICE DE SUST EMP FI EM ACOES

BRASILPREV TOP A FUNDO DE INV DE ACOES

BB TOP MULTI INST LP FI MULTIMERCADO

BB TOP ACOES IBOVESPA INDEXADO FI

BB TOP ACOES IBOVESPA ATIVO FI

BB TOP MASTER FI MULTIMERCADO LP

BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO

BB CAP ACOES FUNDO DE INVESTIMENTO

BB ACOES GOVERNANCA FI

BB PREVIDENCIARIO MULTIMERCADO FI LP

BB TOP ACOES INFRAESTRUTURA FIA

BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO

BB CAP IBOVESPA INDEXADO FIA

BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES

BB ETF IBOVESPA FUNDO DE INDICE

BB PREVIDENCIARIO MULTIMERCADO ALOCACAO FI

PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM ACOES

PATRIA PRIVATE EQUITY VI FIP MULTIESTRATEGIA

PATRIA PIPE FIFE PREVIDENCIA MULTIMERCADO FUNDO DE INVESTIME

PATRIA PIPE MASTER II FUNDO DE INVESTIMENTO EM ACOES

PATRIA PRIVATE EQUITY VI FEEDER - FIP MULTIESTRATEGIA

PATRIA - PRIVATE EQUITY FUND VI (CAYMAN), L.P.

PATRIA - PRIVATE EQUITY FUND VI (CAYMAN-B), L.P

PATRIA - PRIVATE EQUITY FUND VI (DELAWARE), L.P.

PATRIA - PRIVATE EQUITY VI-A, LLC

PATRIA - PRIVATE EQUITY VI-B, LLC

PATRIA - PRIVATE EQUITY VI, LLC

STAVANGER FIA IE

SPINELLI ALFA FUNDO DE INVESTIMENTO EM ACOES

GUEPARDO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE ACOES

GUEPARDO MASTER FUNDO DE INVESTIMENTO EM ACOES

GUEPARDO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

FEBE VALOR FUNDO DE INVESTIMENTO EM ACOES

6

BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FIA

BTG PACTUAL ABSOLUTO MASTER FIA

ALLSOLUTIONS ALL BTG PACTUAL LATIN AMERICA EQUITY

BTG PACTUAL ARF EQUITIES BRASIL FIA IE

BTG PACTUAL ABSOLUTO LS MASTER FIA

BTGP REF ANDROMEDA FMP DO FGTS  CARTEIRA LIVRE

BTG PACTUAL B3 IBOVESPA FUNDO DE INDICE

BTGP REF ABSOLUTO FMP DO FGTS CARTEIRA LIVRE

BTG FAMILIA PREVIDENCIA FUNDO DE INVESTIMENTO EM ACOES

BTG PACTUAL ABSOLUTO LS MASTER FIM

BTG PACTUAL DIVIDENDOS MASTER FIA

BTG PACTUAL ABSOLUTO LS MASTER PREV FIM

BTG PACTUAL ABSOLUTO PREVIDENCIA FIA

FIA AMIS

BTGP ABSOLUTO L

BTG PACTUAL ABSOLUTO FIA PREVIDENCIARIO

BTG PACTUAL ESG FUNDO DE INDICE SP B3 BRAZIL ESG

QLZ LONG BIASED FUNDO DE INVESTIMENTO MULTIMERCADO

QLZ MOS FUNDO DE INVESTIMENTO EM ACOES

FIA GUAXE MASTER

FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV

FPRV SQA SANHACO FIA PREVIDENCIARIO

SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES

SQUADRA INST FUNDO DE INVESTIMENTO EM ACOES

SQUADRA MASTER IVP FUNDO DE INVESTIMENTO EM ACOES

SQUADRA MASTER LONG BIASED FIA

SQUADRA MASTER LONG ONLY FIA

SQUADRA PREV MASTER LO FUNDO DE INVESTIMENTO AES

GROUPER EQUITY L.L.C

SNAPPER EQUITY L.L.C

SV2 EQUITY LLC

SV4 EQUITY LLC

CORNELL UNIVERSITY

CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

CIBC EMERGING MARKETS INDEX FUND

DIMENSIONAL EMERGING MKTS VALUE FUND

EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

7

IBM 401 (K) PLUS PLAN

INVESCO FUNDS

LELAND STANFORD JUNIOR UNIVERSITY

LOCAL AUTHORITIES SUPERANNUATION FUND

MANAGED PENSION FUNDS LIMITED

BLACKROCK GLOBAL FUNDS

NORGES BANK

PACIFIC SELECT FUND

AVIVA INVESTORS

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

RUSSEL INVESTIMENT FUNDS NON.US. FUND

EURIZON CAPITAL S.A.

STATE OF IND PUBLIC EMPL RET FUND

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STICHTING PHILIPS PENSIOENFONDS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT ALLOWANCES

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MONETARY AUTHORITY OF SINGAPORE

VANGUARD INVESTMENT SERIES PLC

ACADIAN EMEMRGING MARKETS EQUITY FUND

SEI INSTITUTI TRUST INTERNATIONAL EQUITY FUND

AEGON CUSTODY BV

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

FLORIDA RETIREMENT SYSTEM TRUST FUND

RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

BLACKROCK ADVANTAGE GLOBAL FUND INC

OMERS ADMINISTRATION CORPORATION

ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE FIRST CHURCH OF CHRIST SCIENT B MASS

ALBERTA INVESTMENT MANAGEMENT CORPORATION

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

8

USAA INTERNATIONAL FUND

VKF INVESTMENTS LTD

WASHINGTON STATE INVESTMENT BOARD

WM POOL - GLOBAL EQUITIESTRUST N  6

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

1199 HEALTH CARE EMPLOYEES PENSION FUND

BLUE SHIELD OF CALIFORNIA EM RT PLAN THE

SEI INST INVEST TR WORLD EQ EX-US FUND

CALIFORNIA PHYSICIANS SERVICE D/B/A BLUE SHIELD O

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

SALT RIVER PIMA-MARICOPA INDIAN C

STICHITING BLUE SKY ACT EQ EM MK GL FUND

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

TEACHERS  RETIREMENT SYSTEM OF OKLAHOMA

ACADIAN INTERNATIONAL ALL-CAP FUND

3M EMPLOYEE RETIREMENT INCOME PLAN TRUST

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

ILLINOIS MUNICIPAL RETIREMENT FUND

SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND

UTAH STATE RETIREMENT SYSTEMS

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

ACADIAN ALL COUNTRY WORLD EX US FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

COMMONWEALTH GLOBAL SHARE FUND 17

EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

DUKE POWER CO EMPLOYEE RETIREMENT PLAN

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

VICTORIAN FUNDS MAN C A T F V E M T

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND

CANADA POST CORPORATION REGISTERED PENSION PLAN

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

STICHTING PENSIOENFONDS HOOGOVENS

WELLINGTON DIVERSIFIED INFLATION HEDGES FUND

IBM DIVERSIFIED GLOBAL EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

9

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST

STANLIB FUNDS LIMITED

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

ACTIVE M INTERNATIONAL EQUITY FUND

STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE

CHEVRON UK PENSION PLAN

ISHARES MSCI BRAZIL ETF

ISHARES II PUBLIC LIMITED COMPANY

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P  LAT A EQ FD

SPDR SP EMERGING MARKETS ETF

NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

MONTANA BOARD OF INVESTMENTS

GMO EMERGING M. FUND, A SERIES OF GMO TRUST

BAPTIST HEALTH SOUTH FLORIDA, INC.

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

VIRGINIA RETIREMENT SYSTEM

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

INTERNACIONAL EQUITY FUND - SEI CANADA

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

CANADA PENSION PLAN INVESTMENT BOARD

FUTURE FUND BOARD OF GUARDIANS

IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

RUSSEL OVERSEAS EQUITY POOL

NORTHERN TRUST INVESTIMENT FUNDS PLC

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

ISHARES MSCI BRIC ETF

PEOPLE S BANK OF CHINA

PUBLIC SECTOR PENSION INVESTMENT BOARD

AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS

FEDERATED HERMES GLOBAL ALLOCATION FUND

THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

COMMONWEALTH EMERGING MARKETS FUND 2

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

ISHARES III PUBLIC LIMITED COMPANY

10

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND

HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND

AMERICAN HEART ASSOCIATION, INC.

PICTET - EMERGING MARKETS INDEX

CHALLENGE FUNDS

GAM MULTISTOCK

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

CENTRAL PROVIDENT FUND BOARD

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

ARIZONA PSPRS TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

SCHWAB EMERGING MARKETS EQUITY ETF

LACM EMERGING MARKETS FUND L.P.

ISHARES MSCI EMERGING MARKETS ETF

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

COMMONWEALTH EMERGING MARKETS FUND 6

COX ENTERPRISES INC MASTER TRUST

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

NAT WEST BK PLC AS TR OF ST JAMES PL GL EMER MKTS UNIT FUND

QSUPER

BMO MSCI EMERGING MARKETS INDEX ETF

WELLINGTON TRUST COMPANY N.A.

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD INTERNATIONAL VALUE FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST LATIN AMERICA ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

STICHTING PENSIOENFONDS ING

VERIZON MASTER SAVINGS TRUST

JOHN HANCOCK HEDGED EQUITY  INCOME FUND

RETAIL EMPLOYEES S PTY. LIMITED

11

TEXAS MUNICIPAL RETIREMENT SYSTEM

HARTFORD EMERGING MARKETS EQUITY FUND

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI ETF

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

EMPLOYEES RETIREMENT SYSTEM OF TEXAS

MIP ACTIVE STOCK MASTER PORTFOLIO

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

ARROWSTREET US GROUP TRUST

INVESCO SP EMERGING MARKETS MOMENTUM ETF

MERCER QIF FUND PLC

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST

SQUADRA TEXAS LLC

COMMONWEALTH SUPERANNUATION CORPORATION

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

DOW RETIREMENT GROUP TRUST

WATER AND POWER EMPLOYEES RETIREMENT PLAN

COUNSEL GLOBAL DIVIDEND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

ABN AMRO FUNDS (LUX)

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

BLACKROCK GLOBAL INDEX FUNDS

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EARNEST INSTITUTIONAL LLC

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

MISSOURI EDUCATION PENSION TRUST

FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET

COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

BLACKROCK INSTITUTIONAL POOLED FUNDS PLC

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

12

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

STATE STREET IRELAND UNIT TRUST

GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

XTRACKERS (IE) PUBLIC LIMITED COMPANY

TEACHERS  RETIREMENT SYSTEM OF THE CITY OF NEW YORK

XTRACKERS

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

CONSTRUCTION  BUILDING UNIONS SUPER FUND

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

MDPIM EMERGING MARKETS EQUITY POOL

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

WM POOL - EQUITIES TRUST NO 74

LEGAL & GENERAL GLOBAL EQUITY INDEX FUND

MOBIUS LIFE LIMITED

PGIM FUNDS PUBLIC LIMITED COMPANY

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

SHELL FOUNDATION

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND

POOL REINSURANCE COMPANY LIMITED

LEGAL  GENERAL U. ETF P. LIMITED COMPANY

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

PIMCO RAE EMERGING MARKETS FUND LLC

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

AQR UCITS FUNDS

13

ROCHE U.S. RETIREMENT PLANS MASTER TRUST

COMMONWEALTH GLOBAL SHARE FUND 30

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

AVADIS FUND - AKTIEN EMERGING MARKETS INDEX

EAM EMERGING MARKETS SMALL CAP FUND, LP

GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST

ARROWSTREET COLLECTIVE INVESTMENT TRUST

LACM EMII, L.P.

THE BOARD OF THE PENSION PROTECTION FUND

GOLDMAN S S INVESTMENT TRUST (CAYMAN ISLANDS) - M-A E V FUND

GUIDEMARK EMERGING MARKETS FUND

WM POOL - EQUITIES TRUST NO. 75

FUNDAMENTAL LOW V I E M EQUITY

NORTHERN TRUST UCITS FGR FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F

STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I

STATE STREET ICAV

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P

ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND

ACADIAN COLLECTIVE INVESTMENT TRUST

ISHARES ESG MSCI EM ETF

FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND

NAVARRO 1 FUND LLC

ISHARES IV PUBLIC LIMITED COMPANY

NORDEA 2 SICAV

VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER

VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER

WM POOL - EQUITIES TRUST NO. 76

VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST

AQR EMERGING EQUITIES FUND LP

LEGAL & GENERAL ICAV

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

AGFIQ EMERGING MARKETS EQUITY ETF

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

ARROWSTREET INTERNATIONAL EQUITY - EAFE ALPHA EXTENSION FUND

ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND

14

INVESCO POOLED INVESTMENT FUND - GLOBAL STRATEGIC EQUITY FUN

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

HIGHLAND PUBLIC INFLATION HEDGES FUND

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

CDN ACWI ALPHA TILTS FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

FRANKLIN LIBERTYSHARES ICAV

AQR INNOVATION FUND, L.P.

VICTORYSHARES USAA MSCI E. M. VALUE M. ETF

THE INCUBATION FUND, LTD.

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FIS GROUP COLLECTIVE INVESTMENT TRUST

LEGAL  GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

PARAMETRIC TMEMC FUND, LP

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL

15

ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)

MSCI EQUITY INDEX FUND B - BRAZIL

SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

MSCI ACWI EX-U.S. IMI INDEX FUND B2

BRIDGEWATER PURE ALPHA STERLING FUND, LTD.

GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA

BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.

BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.

WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND

WEST YORKSHIRE PENSION FUND

COMMONFUND SCREENED GLOBAL EQUITY, LLC

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

ROBECO CAPITAL GROWTH FUNDS

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

SYMMETRY PANORAMIC GLOBAL EQUITY FUND

SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA

ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND

ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND

PHILADELPHIA GAS WORKS PENSION PLAN

NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS

HARBOR OVERSEAS FUND

STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE

CHUBB CORPORATION MASTER RETIREMENT TRUST

MERCER UCITS COMMON CONTRACTUAL FUND

FRANKLIN EMERGING MARKETS CORE EQUITY FUND

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F

MOMENTUM GLOBAL FUNDS

LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR

ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

ASSET MANAGEMENT EXCHANGE UCITS CCF

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

ISHARES ESG MSCI EM LEADERS ETF

THIRD AVENUE TRUST, ON BEHALF OF THIRD AVENUE VALUE FUND

GLOBAL ALL CAP ALPHA TILTS FUND

GOTHAM CAPITAL V, LLC

BLK MAGI FUND

INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND

LEGAL  GENERAL CCF

ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND

16

STICHTING PENSIOENFONDS PGB

KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3

BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC

ARERO - DER WELTFONDS -NACHHALTIG

BETASHARES GLOBAL ENERGY COMPANIES ETF - CURRENCY

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

ARROWSTREET EMK ALPHA EXTENSION FUND L.P.

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

NATIONAL EMPLOYMENT SAVINGS TRUST

WESTPAC WHOLESALE INTERNATIONAL SHARE NO.2 TRUST

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

IMCO EMERGING MARKETS PUBLIC EQUITY LP

UNITED CORPORATIONS LIMITED

ARROWSTREET EMERGING MARKET TRUST FUND

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

MINEWORKERS  PENSION SCHEME

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

BRITISH COAL STAFF SUPERANNUATION SCHEME

ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL

LGIASUPER TRUSTEE

COLONIAL FIRST STATE INVESTMENT FUND 96

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA

SPARINVEST SICAV

ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

BW DMO FUND, LTD.

GMO EMERGING MARKETS EX-CHINA FUND, A SERIES OF GM

FLEXSHARES ESG AND CLIMATE EMERGING MARKETS CORE INDEX FUND

UNIVERSITY PENSION PLAN ONTARIO

LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS

THIRD AVENUE VARIABLE SERIES TRUST - THIRD AVENUE

WISDOMTREE EMERGING MARKETS EX-CHINA FUND

BLACKROCK BALANCED CAPITAL FUND, INC.

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

17

LACM ACWI EX-US EQUITY CIT

LACM ACWI EX US EQUITY FUND L.P.

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF

ARROWSTREET CAPITAL COPLEY FUND LIMITED

MBB PUBLIC MARKETS I LLC

CARDANO GLOBAL SUSTAINABLE EQUITY FUND

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

INVESCO GLOBAL EQUITY INCOME ADVANTAGE FUND

TEXAS PERMANENT SCHOOL FUND CORPORATION

PUBLIC EMPLOYEES' LONG-TERM CARE FUND

VOYA VACS INDEX SERIES EM PORTFOLIO

PANAGORA DYNAMIC FLEXIBLE EMERGING MARKET FUND

ROBECO QI CUST SUST EME MKTS ENHANCED INDEX EQUITIES FUND

FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL

FACTORY MUTUAL INSURANCE COMPANY

FRANKLIN FUND ALLOCATOR SERIES - FRANKLIN EMERGING

THIRD AVENUE INTERNATIONAL VALUE FUND LP

BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS

CAMBRIA EMERGING SHAREHOLDER YIELD ETF

STICHTING DEPOSITARY APG EME MULTI CLIENT POOL

BRIDGEWATER PURE ALPHA EURO FUND, LTD.

EWP PA FUND, LTD.

ALASKA COMMON TRUST FUND

INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG

STICHTING PENSIOENFDSVOOR DE WONINGCORPOR.

NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR

MORGAN STANLEY FUNDS (UK) MULTI-ASSET SUSTAINABLE

LOS ANGELES CAPITAL GLOBAL FUNDS PLC

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AVIVA LIFE  PENSIONS UK LIMITED

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

KAPITALFORENINGEN PENSAM INVEST, PSI 2 GLOBALE AKTIER 2

H.E.S.T. AUSTRALIA LIMITED

INVESTERINGSFORENINGEN AL INVEST, U AKTEIR, E AL I U A, E

JPMORGAN FUNDS

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

ARROWSTREET GLOBAL EQUITY FUND

MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND

NEW YORK STATE COMMON RETIREMENT FUND

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SHELL TR (BERM) LTD AS TR O SHELL OV CON P F

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE OF WYOMING

STICHTING SHELL PENSIOENFONDS

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE CHASE MAN BK AS TR OF DELTA MASTER FD

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F

THE PUBLIC INSTITUITION FOR SOCIAL SECURITY

GENERAL ORGANISATION FOR SOCIAL INSURANCE

18

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

EXHIBIT I OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 17, 2024

VOTING MAP

In accordance to CVM Resolution 80/22, in particular the article 22, paragraph 5, and article 33, paragraph 4, the Company informs the total number of approvals, rejections, and abstentions of each decision taken:

On Annual General Shareholders’ Meeting:

1. Vote on the approval of the report and accounts of the Management, as well as the financial statements and its notes, together with the report from the Independent Auditors and the opinion from the Fiscal Council related to the fiscal year ended on December 31, 2023:
No. of votes in favor	830,994,289 / 93.1% of present shareholders
No. of votes against	3,202 / 0.0% of present shareholders
No. of abstentions	61,391,397 / 6.9% of present shareholders

2. Vote on the allocation of net income for the fiscal year ended December 31, 2023, pursuant to the Management Proposal:
No. of votes in favor	892,378,063 / 100.0% of present shareholders
No. of votes against	7,302 / 0.0% of present shareholders
No. of abstentions	3,523 / 0.0% of present shareholders

3. Vote on the establishment of the Management‘s global compensation, pursuant to the Management Proposal:
No. of votes in favor	886,759,382 / 99.4% of present shareholders
No. of votes against	2,167,605 / 0.2% of present shareholders
No. of abstentions	3,461,901 / 0.4% of present shareholders

4. Vote on the election of the effective members of the Fiscal Council and their respective alternates, pursuant to the Management Proposal:

Messrs. Flavio Cesar Maia Luz (effective) and Márcio Augustus Ribeiro (alternate)

No. of votes in favor	846,551,105 / 94.9% of present shareholders
No. of votes against	203,771 / 0.0% of present shareholders
No. of abstentions	45,634,012 / 5.1% of present shareholders

19

Messrs. Élcio Arsenio Mattioli (effective) and Pedro Ozires Predeus (alternate)

No. of votes in favor	846,554,755 / 94.9% of present shareholders
No. of votes against	5,721 / 0.0% of present shareholders
No. of abstentions	45,828,412 / 5.1% of present shareholders

Messrs. Marcelo Gonçalves Farinha (effective) and Luiz Carlos Moraes (alternate)

No. of votes in favor	846,554,919 / 94.9% of present shareholders
No. of votes against	5,557 / 0.0% of present shareholders
No. of abstentions	45,828,412 / 5.1% of present shareholders

5. Vote on the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2024:
No. of votes in favor	843,386,098 / 94.5% of present shareholders
No. of votes against	10,534,361 / 1.2% of present shareholders
No. of abstentions	38,468,429 / 4.3% of present shareholders

On Extraordinary General Shareholders’ Meeting:

1. Vote on the amendments to the Company's Bylaws, as follows:

(a)   Inclusion of activity in the Company’s corporate purpose:

No. of votes in favor	893,906,689 / 100.0% of present shareholders
No. of votes against	10,190 / 0.0% of present shareholders
No. of abstentions	9,867 / 0.0% of present shareholders

(b)   Changes of competencies of the Board of Directors:

No. of votes in favor	893,904,743 / 100.0% of present shareholders
No. of votes against	11,843 / 0.0% of present shareholders
No. of abstentions	10,160 / 0.0% of present shareholders

(c)   Exclusion of possibilities to replace members of the statutory advisory committees:

No. of votes in favor	893,897,857 / 100.0% of present shareholders
No. of votes against	19,442 / 0.0% of present shareholders
No. of abstentions	9,447 / 0.0% of present shareholders

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(d)   Change of nomenclature and competencies of the Board of Directors’ advisory committees:

No. of votes in favor	893,897,391 / 100.0% of present shareholders
No. of votes against	11,333 / 0.0% of present shareholders
No. of abstentions	18,022 / 0.0% of present shareholders

(e)   Simplification of the wording of statutory provisions, as well as clarity and numbering adjustments:

No. of votes in favor	893,906,590 / 100.0% of present shareholders
No. of votes against	8,669 / 0.0% of present shareholders
No. of abstentions	11,487 / 0.0% of present shareholders

2. Vote on the ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014:
No. of votes in favor	893,900,418 / 100.0% of present shareholders
No. of votes against	22,690 / 0.0% of present shareholders
No. of abstentions	3,638 / 0.0% of present shareholders

3. Vote on the approval of the consolidation of the Bylaws, in order to reflect the changes approved herein:
No. of votes in favor	893,908,355 / 100.0% of present shareholders
No. of votes against	11,866 / 0.0% of present shareholders
No. of abstentions	6,525 / 0.0% of present shareholders

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EXHIBIT II OF THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 17, 2024

For the Bylaws of Ultrapar, please refer to the page below.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its Management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Article 2.The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.

Article 4.The Company is organized for an indefinite term.

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CHAPTER II

Capital Stock and Shares

Article 5.The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents) represented by one billion, one hundred and fifteen million, four hundred and four thousand, two hundred sixty-eight (1,115,404,268) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1ºAll of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2ºThe transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a)up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b)the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c)upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.

Article 8.The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the Management and employees.

Article 9.Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

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CHAPTER III

Shareholders’ Meetings

Article 10.The annual Shareholders’ Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1ºDocuments pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2ºThe Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3ºThe chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 4ºIf the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 11.In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholders’ Meeting is held, if held in person.

§ 1°Shareholders may participate in the Shareholders' Meeting by means of a remote voting ballot, subject to the provisions of the regulations in force.

§ 2°The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

Article 12.Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 13.Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.

Article 14.The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.

§ 1ºThe Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.

§ 2ºThe members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

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CHAPTER IV

Management – General Rules

Article 15.The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph.The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

CHAPTER V

Board of Directors

Section I – Members

Article 16.The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of 2 years, with reelection being permitted.

§ 1ºThe positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.

§ 2ºThe Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3ºObserved the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have an unblemished reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

Article 17.The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent directors shall be voted on the Shareholders’ Meeting that elect them.

Sole Paragraph.When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Article 18.If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph.The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent directors, as provided in Article 17 hereof.

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Section II – Election

Article 19.Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1ºUnder the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2ºAt the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Corporate Law 6,404/76.

§ 3ºThe shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4ºThe persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent directors, subject to the provisions of Article 17 above, as well as the contents of the New Market Regulation.

§ 5ºThe same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6ºEach shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

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Article 20.When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the Shareholders’ Meeting.

§ 1ºIn the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 2ºIn the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Corporate Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Corporate Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

Article 21.In the event a director residing and domiciled abroad is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective director.

Article 22.The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors’ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 23.The Board of Directors shall hold regular meetings once every 3 months and extraordinary meetings whenever called by the Chairman or by any 2 directors.

§ 1ºThe meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2ºThe meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3ºIn case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.

§ 4ºThe directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

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Article 24.Except for the provisions in Paragraph 3 of Article 23, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph.In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 25.No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 26.Except for the possibility of election of directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 27.The Board of Directors shall have the power to:

a)set the general guidelines of the subsidiaries’ business and deliberate on the strategic guidelines and strategic plan of the Company;

b)elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;

c)oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;

d)express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e)establish the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to Article 40, single paragraph, “b”.

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f)define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee’s proposal;

g)grant shares and stock options under the terms of Article 8 of these Bylaws;

h)call the Shareholders’ Meetings;

i)submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;

j)propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;

k)approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l)pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m)submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n)authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o)approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p)approve the following transactions, either by the Company or by its controlled companies, when the value exceeds 5% of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q)approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r)select and dismiss the independent auditors, after receiving the Audit and Risks Committee’s opinion;

s)       express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) any alternatives to accepting the tender offer for the shares on free float;

t)approve corporate policies as per the proposals submitted by the relevant entities; and

u)pass resolutions on other matters not regulated by these Bylaws, resolving such matters.

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Article 28.The Chairman of the Board of Directors shall:

a)call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors;

b)call and preside the meetings of the Board of Directors;

c)communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d)convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 29.The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 30.The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

Sole paragraph.The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will continue until each successor is elected.

Article 31.The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 32.The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1ºActions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2ºThe Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3ºThe Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

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Article 33.The Chief Executive Officer shall:

a)direct, instruct and coordinate the activities of the Company;

b)call and preside over the meetings of the Board of Executive Officers; and

c)represent the Company in court, either as plaintiff or defendant.

Article 34.The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 35.The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.

Article 36.The executive officers shall substitute each other, subject to the following conditions:

a)in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

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CHAPTER VII

Committees

Article 37.The Company shall have the following support committees attached to the Board of Directors:

a)Audit and Risks Committee;

b)People and Sustainability Committee; and

c)Investments Committee.

§ 1ºEach committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 2ºThe Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 3ºThe same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the Investments Committee and other additional committees that may be established by the Board of Directors.

Article 38.Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the directors.

§ 1ºIn the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risks Committee, who will exercise their positions for a maximum of 10 years.

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Section I – Audit and Risks Committee

Article 39.The Audit and Risks Committee shall be composed only by directors, with the majority being independent, and include at least 1 member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

§ 1ºTo be characterized as an independent, the member of the Audit and Risks Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 2ºThe member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.

§ 3ºThe Audit and Risks Committee shall:

a)recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b)review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c)review the quarterly financial information, interim statements, and financial statements;

d)monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e)evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f)review, monitor and recommend to Management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;

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g)establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h)interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i)provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People and Sustainability Committee

Article 40. The People and Sustainability Committee shall have a majority of director in its composition, with a minimum of 2 independent directors.

Sole Paragraph.The People and Sustainability Committee shall:

a)      propose to the Board of Directors and periodically revise the parameters, guidelines and, as a result, the Compensation Policy and other benefits to be attributed to the directors, executive officers and senior employees of the Company, members of the committees and other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer;

b)propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c)ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

e)carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

Section III – Investments Committee

Article 41. The Investments Committee shall be comprised entirely of directors and its duties shall be as follows:

Sole Paragraph. The Investments Committee shall be responsible for the following duties:

(a) to evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

(b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.

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CHAPTER VIII

Fiscal Council

Article 42.The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Brazilian Corporate Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.

§ 1ºOnce the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective deed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 2ºThe Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3ºThe same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43.A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph.The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Section II – Acquisition of Relevant Equity Interest

Article 44.Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Equity Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock (“Relevant Equity Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by the Purchaser of a Relevant Equity Interest in the preceding 6 months, adjusted pursuant to the SELIC rate.

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§1ºThe Purchaser of a Relevant Equity Interest shall not be required to make the tender offer provided for in this Article, in case, it shall timely and cumulatively: (a) notify the Company its intention to exercise the right provided for in this Paragraph within 48 hours from the time it becomes owner of the Relevant Equity Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Equity Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.

§2ºFor purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3ºThe offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Equity Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4ºThe obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.

Section III – Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 45.The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Corporate Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 46.The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 47.As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a)the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Corporate Law 6,404/76 and the applicable CVM Regulations; and

(b)shareholders in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph –For the purposes of this Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 48.Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Meeting, to convene:

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a)on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or

b)on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph –The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;

Article 49.A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Corporate Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 50.To the extent of the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X

Arbitration Court

Article 51.The Company, its shareholders, directors and executive officers and the effective and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, Managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Law 6,385/76 and Corporate Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

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CHAPTER XI

Fiscal Year

Article 52.The fiscal year begins on January 1st and ends on December 31st of each year.

Article 53.After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

§ 1°The remaining profit will have the following destination:

a)25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;

b)by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c)the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 2ºThe Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 3ºDividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 54.The Company shall be liquidated as provided for by law, and the Shareholders’ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 55.The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2024

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 17, 2024 and Bylaws of Ultrapar)